

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 20, 2016

Jacqui Irvine
General Counsel & Company Secretary
Henderson Group plc
201 Bishopsgate
EC2M 3AE
United Kingdom

> **Re:** **Henderson Group plc**
> **Draft Registration Statement on Form F-4**
> **Submitted November 23, 2016**
> **CIK No. 0001274173**

Dear Ms. Irvine:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that the filing contains a significant number of blanks. Please note that when the missing information is provided, staff would need additional time to review such information and may have additional comments.

Prospectus Cover Page

2. Please disclose your share price, the implied value of the share consideration and the total merger consideration as of the date immediately before the merger was announced, as well as for a recent date. Also disclose the maximum number of shares you expect to issue. Refer to Item 1 of Form F-4 and Item 501(b) of Regulation S-K.

Questions and Answers, page 1

How do I calculate the value of the merger consideration?, page 2

3.   Please expand the answer to state the implied value of the exchange ratio on the dates discussed.

Summary, page 15

4.   Briefly describe here the aspects of the Memorandum and Articles of Association that are being amended.

Dai-ichi Agreements, page 23

5.   Please tell us whether the negotiation of Dai-ichi's agreements and Dai-ichi's representation in Janus' board of directors impacted the ultimate terms of the merger deal such that Janus shareholders should be advised of potential conflicts of interest inherent in having a director designated by Janus' largest shareholder, with interests in this merger that are different from those of other shareholders, participate in merger discussions, vote on the merger and be included in the board recommendation to shareholders to approve the merger.

Janus Henderson Amended Memorandum and Articles of Association, page 30

6.   Briefly describe here the aspects of the Memorandum and Articles of Association that are being amended.

Selected Consolidated Financial Information of Janus, page 34

7.   We note in the introductory paragraph that the interim unaudited financial information for the six months ended September 30, 2016 and 2015 is derived from Janus' interim unaudited financial statements incorporated by reference into this proxy statement/prospectus. Please expand your disclosure to clarify that the financial information for Janus for the six months ended September 30, 2016 was calculated by taking the unaudited condensed consolidated income statement of Janus for the nine months ended September 30, 2016, and subtracting the unaudited condensed consolidated income statement for the three months ended March 31, 2016.

8.   We note that the most recent interim financial information presented in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 of Janus covers the nine months ended September 30, 2016. Please revise your table to also include the nine months ended September 30, 2016 and 2015. Refer to Instruction 4 to Item 301 of Regulation S-K.

9.   We note that gross fee and deferred income, as presented in your table, do not correspond to the captions presented in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 of Janus (e.g. total revenue). Please revise to conform the captions to be consistent between the filings and with the historical Janus information presented on pages 253 to 255.

10.   Your presentation of net fee income (loss) appears to be a non-GAAP measure. Please remove this measure from your table or revise to provide the disclosures required by Item 10(e) of Regulation S-K.

The Merger

Background of the Merger, page 84

11.   Please expand your disclosure to clarify how the exchange ratio and ownership split was determined and how they evolved through the various revisions of the preliminary term sheet and draft merger agreement, and disclose how the exchange ratios compared to the trading price of Janus at the time. In this regard, we note that while Janus' asset size is greater than Henderson's, Janus' shareholders will own 43% of the stock post-merger.

12.   In the seventh paragraph of your disclosure on page 86, please discuss what the business rationale of a potential transaction with Henderson was, and expand your discussion on why a potential transaction with Henderson was considered a cultural and strategic fit. In connection the Janus' board September 8, 2016 meeting, please disclose what other attractive strategic transactions would have been reasonably available to Janus.

13.   Please expand the fourth full paragraph on page 91 relating to the September 27, 2016 meeting to describe the mechanism to calculate the exchange ratio.

Janus' Reasons for the Merger; Recommendation of the Janus Board, page 92

14.   Please elaborate on each of the bullet points as necessary for the shareholders to understand how consideration of the listed factors impacted the decision of Janus' board to approve the merger and to recommend it to its shareholders for their approval. For example, some of the reasons appear conclusory and do not provide an insight as to why the board believed that the management of both companies would "successfully integrate the two companies" or what the risks and uncertainties of Janus existence as an independent company were. Please note that these examples are not exclusive. In summarizing the board's analysis for each of these material factors, please disclose the risks and countervailing factors, strategic alternatives (and the reasons for rejecting them) and why the factors were viewed by the board as supporting its decision to enter into the merger agreement.

Opinion of Janus's Financial Advisor, page 103

15.   We note the disclosure in the fourth bullet point on page 104 that Loeb Spencer House "reviewed various internal forward-looking financial data and other data provided to it by the management of Henderson relating to the business of Henderson." Please disclose the projections Henderson shared with Janus' financial advisor.

Interests of Janus Directors and Executive Officers in the Merger, page 112

Janus Retention and Closing Bonus Programs; Redundancy Agreements, page 117

16.   Briefly describe the nature of the redundancy agreements and whether any of the Janus' executive officers will receive any payments thereunder. If so, please tell us whether you intend to file these agreements as exhibits to the registration statement.

Business of Henderson, page 164

AUM Diversification, page 167

17.   We note on pages 167 and 169 that you present your assets under management ("AUM") in pound sterling. Please revise here, and throughout MD&A, to present this information in U.S. dollars.

Seasonality, page 169

18.   We note at the top of page 170 that finance income includes movements on seed capital investments. Please revise to clarify what finance income represents and how it relates to seasonality.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Henderson, page 174

19.   We note that on October 27, 2016, Janus filed a Rule 425 communication relating to Henderson's 3rd quarter 2016 trading statement. Please include similar disclosure in the registration statement, as the information appears to be material for purposes of the shareholders making an informed voting decision. For guidance, please see Securities Act Rule 408. Otherwise, please provide us with a legal analysis explaining why you would not be required to disclose this information.

Assets Under Management, page 175

20.   We note your discussion on page 177 stating that management fee revenues are generally based upon a percentage of the market value of assets under management. Please revise your tabular presentation of AUM by channel and product type to also quantify the

weighted average management fee rate. In addition, expand your disclosure on page 177 (i.e. Management Fees) to discuss any significant trends in your average fee rates that attributed to the increases or decreases in fees during the period. Provide conforming changes to your 2015 Summary, AUM, and Results of Operations starting on page 186.

21.   We note that your performance fees are specified for certain funds based on investment performance compared to an established index over a contractual period. Please revise to address the following:

- Quantify (in tabular format) the amount of AUM by channel and product type subject to performance fees for each period provided.

- Expand your disclosure to provide a list of your significant funds (by channel and product type) that are eligible to earn performance fees, along with additional quantitative and/or qualitative information of those funds, including rate of return, contractual period (i.e. inception and maturity date), hurdle rate necessary to record performance fee income, and performance relative to a benchmark index.

22.   We note your tabular rollforward of AUM by channel and product type for the six months ended June 30, 2016 and 2015. Please revise to disaggregate your gross inflows and outflows, as well as your market appreciation/depreciation from the changes due to foreign exchange ("FX"). Provide conforming updates to your AUM rollforward for the years ended December 31, 2015 and 2014 on pages 189 and 190.

23.   We note that your AUM had a negative market/FX change of $5.7 billion during the six months ended June 30, 2016. We also note your discussion of valuation of AUM beginning on page 176. Please expand your discussion to identify, and quantify where applicable, the significant drivers of change in valuation, such as specific geographic, currency, or industry concentrations and other factors specific to the performance of the funds.

Non-GAAP Financial Measures, page 181

24.   We note your presentation of non-GAAP financial measures (i.e. Adjusted revenues, adjusted operating income, adjusted net income attributable to Henderson, etc.) as a measure of profitability to evaluate ongoing operations. We also note your discussion of investment gains on page 180 that you recognized gains on disposal of the stake in TH Real Estate ("THRE") and gains on disposal of property business seed investments in 2015, both of which are not recurring. Further, we note your discussion in footnote 4 on page 182 that you adjust to exclude the gain on disposal of the stake in THRE because they do not represent ongoing operations. Please clarify if you also adjust to exclude the gain on disposal of property business seed investments given your statement that they are not recurring. If not, please tell us why. Refer to Question 100.02 of the updated

Compliance and Disclosure Interpretations on Non- -GAAP Financial Measures issued on May 17, 2016.

25.   We note the adjustments to arrive at adjusted net income attributable to Henderson and adjusted net income attributable to Henderson for diluted earnings per share. Explain to us where you included the related tax effects of your adjustments. Please note that income taxes should be shown as a separate adjustment and clearly explained. Refer to Question 102.11 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 251

(b) Preliminary purchase consideration and allocation, page 257

26.   We note your table on page 259 presenting the fair value and weighted-average useful life of identifiable intangible assets. We note that the identifiable investment management agreements have a fair value of $2.0 billion and an indefinite useful life. We also note your accounting policy on page F-16 stating that the agreements are with investment companies themselves, not with the underlying investors and are typically renewed indefinitely, whereas the definite-lived intangibles exist where the agreements are with the underlying investor. Please address the following:

- Regarding the indefinite-lived agreements with the investment companies, tell us whether you consider a portion of the fair value of those investment agreements to be derived from the underlying investors of the investment companies rather than just from the agreement itself.

- Disclose the key assumptions (e.g. customer growth/attrition rates, funds launched/liquidated, new commitments, etc.) you use in estimating the future cash flows in determining fair value of the indefinite-lived investment management agreements.

- Tell us how you considered the competitive environment in which you operate in asserting your expectation that these agreements will continue to renew indefinitely.

- Tell us if any of the investment companies or funds of the investment companies have a defined contractual period, maturity date or life cycle, and how this impacted your conclusion that the investment management agreements are indefinite-lived.

<u>Where You Can Find More Information, page 289</u>

<u>Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015, page 289</u>

27.   We note the performance fee revenue recognition policy included on page 59 of the Janus
        Capital Group Inc. Annual Report on Form 10-K for the fiscal year ended December 31,
        2015 incorporated by reference and as filed on February 24, 2016. As it relates to
        performance fees, please address the following:

-   Tell us how revenue is recognized under the various fund structures, including the
    performance criteria, percentage hurdle rate and percentage of return Janus is
    entitled to in excess of the hurdle rate.

-   Clearly distinguish whether you apply Method 1 versus Method 2 as
    contemplated by ASC 605-20-S99-1.

-   Discuss the existence of clawback obligations or revenue reversals in future
    periods if fund performance declines below a defined hurdle rate, including which
    line item they are reflected in the Consolidated Balance Sheet.

-   Disclose the amount of cumulative revenues recognized, if any, that would be
    reversed if all of the existing investments became worthless where appropriate.

<u>Audited Consolidated Financial Statements of Henderson, page F-1</u>

<u>Consolidated Statement of Changes in Equity, page F-6</u>

28.   We note your adjustment of $59.2 million and $54.3 million to Retained Earnings
        relating to a movement in stock-based compensation plan expense, net for the years
        ended December 31, 2015 and 2014, respectively, which substantively exceed the share-
        based compensation expense of $33.2 million and $39.4 million on the statement of cash
        flows on page F-5 for the years ended December 31, 2015 and 2014, respectively. Please
        tell us the nature of these adjustments, how they reconcile to share-based compensation
        expense on the statement of cash flows, and explain why they are presented as an
        adjustment to retained earnings. Provide us with the specific authoritative literature you
        used to support your accounting treatment.

<u>Note 2 – Summary of Significant Accounting Policies, page F-7</u>

<u>Revenue Recognition, page F-14</u>

29.   We note that performance fees are recognized when the prescribed performance hurdles
        are achieved and it is probable that a fee will be collected. Please address the following:

- Disclose how revenue is recognized based under the various fund structures (e.g. pooled funds, hedge funds, segregated mandates, etc.). In doing so, clearly distinguish whether you apply Method 1 versus Method 2 revenue recognition criteria as contemplated by ASC 605-20-S99-1.

- Tell us, and revise to clarify if applicable, if revenue can be reversed or clawed back in a future period if fund performance declines.

- Disclose the amount of cumulative revenues recognized, if any, that would be reversed if all of the existing investments became worthless where appropriate.

- Explain the circumstances where you recognized revenue where the amount is unbilled (i.e. accrued income). Quantify the amounts of accrued income related to your performance fees for each period end.

Note 4 – Consolidation, page F-19

30.   We note your adoption of ASU 2015-02 with an effective adoption date of January 1, 2014. Please expand your disclosure to include the impact of the adoption on income from continuing operations, net income and cumulative effect of the change on retained earnings or net assets. In addition, tell us if the VIE versus VRE status of any entities changed as a result of the adoption, including a discussion of the factors causing the change. Refer to ASC 250-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Klein, Staff Accountant, at 202-551-3847 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Paul D. Tropp, Esq. (Via E-mail)